PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Products to be commercialized by BAYER HealthCare

Laval, Québec, CANADA – June 04, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) today announced that it has signed an agreement with Bayer Healthcare, LLC for the commercialization of Neptune proprietary products in the United States.

"The signing of this agreement with a partner of the caliber of Bayer supports Neptune’s business and scientific choice to pursue the more demanding and challenging clinical development path of assessing safety and effectiveness of its products. As planned, it has been strategic to invest the time and resources into building a complete portfolio of scientific data, intellectual property and regulatory approvals which ultimately allowed the Company to attract the best partner," stated Dr. Tina Sampalis, Chief Scientific Officer of Neptune.

"Neptune’s approach to commercialization consists of rapidly penetrating the market to generate short-term revenue and growth by partnering with the right marketer that can create broad consumer awareness leveraged by our substantial scientific data and that can create large market share for Neptune. Bayer is among the world’s largest marketers of healthcare products," she added.

"Through the capabilities, reputation and commitment of its partners favoring growth, Neptune leverages and maximizes value by opening doors for future product and business development opportunties developed by Neptune and its pharmaceutical subsidiaries," stated Mr. Henri Harland, Chief Executive Officer and President of Neptune. "The parallel stepwise approach of exploring other future products and project opportunities directed towards pharmaceutical driven applications is part of the plan," he added.

"Under Neptune’s strategic vision, which has been pursued since the beginning of its operations, the Company has anticipated to penetrate world nutraceutical and pharmaceutical markets in collaboration with global international partners. The alliance with Bayer in the United States represents another important milestone in the execution of our strategic development plan by the team, so we are moving in the right direction," he concluded.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically-proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company carries out clinical trials to show the therapeutic benefits in various medical indications and to obtain regulatory approval for health claims. Neptune is continuously expanding its portfolio of intellectual property, clinical studies, regulatory approvals and health claims. Neptune has its products marketed and distributed in over 20 countries worldwide.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
450-687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.